EXHIBIT 3.3

AMENDMENT NO. 1
TO THE BYLAWS
OF
RELIANCE BANCSHARES, INC.

WHEREAS, the Board of Directors of Reliance Bancshares, Inc., a Missouri corporation (“Reliance”), has determined that it is in the best interests of the corporation and its shareholders to establish flexibility in scheduling the annual meeting of shareholders so that it may be held at the most opportune time possible; and
WHEREAS, the Bylaws of Reliance currently provide that the annual meeting of shareholders shall be held on the second Thursday in April each year.
NOW, THEREFORE, BE IT RESOLVED, that Section 3.01 of the Bylaws of Reliance is hereby deleted and replaced in its entirety with the following:
“Section 3.01. Annual Meeting. The annual meeting of the shareholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors, in its sole discretion, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday in the State of Missouri, such meeting shall be held on the next succeeding business day. If the election of directors shall not be held on the day designated for any annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as conveniently may be arranged.”